UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

MEDIVATION, INC.

(Name of Subject Company)

MONTREAL, INC.

(Offeror)

PFIZER INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

58501N101

(CUSIP Number of Class of Securities)

Margaret M. Madden, Esq.

Vice President and Corporate Secretary

Chief Counsel—Corporate Governance

Pfizer Inc.

235 East 42nd Street

New York, NY 10017-5755

(212) 733-2323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Christopher Comeau

Paul Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,313,533,055.67	$1,441,372.78

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 165,980,981 shares (inclusive of shares that are subject to vesting or performance conditions granted by Medivation, Inc. (“Medivation”) pursuant to Medivation’s Amended and Restated 2004 Equity Incentive Award Plan) of common stock, par value $0.01 per share of Medivation multiplied by the offer price of $81.50 per share, (ii) 10,337,344 shares subject to issuance pursuant to granted and outstanding stock options (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $81.50 minus a weighted average exercise price of $26.0548), (iii) 929,200 shares covered by granted and outstanding stock appreciation rights (which is calculated by multiplying the number of shares underlying such stock appreciation rights by an amount equal to $81.50 minus a weighted average base price of $12.0864), (iv) 1,539,300 shares subject to issuance pursuant to granted and outstanding restricted stock units multiplied by the offer price of $81.50 per share, (v) 198,901 shares subject to issuance pursuant to granted and outstanding performance share units (assuming the satisfaction of all applicable performance goals at the maximum levels) multiplied by the offer price of $81.50 per share, and (vi) 83,000 shares estimated to be subject to outstanding purchase rights under Medivation’s 2013 Employee Stock Purchase Plan multiplied by the offer price of $81.50. The calculation of the filing fee is based on information provided by Medivation as of August 18, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,441,372.78	Filing Party: Montreal, Inc. and Pfizer Inc.
Form or Registration No.: Schedule TO	Date Filed: August 30, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Montreal, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), with the U.S. Securities and Exchange Commission on August 30, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Medivation, Inc., a Delaware corporation (“Medivation”), at a price of $81.50 per Share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase dated August 30, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 1 through 9, 11 and 12 as reflected below.

Items 1 through 9; Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer and withdrawal rights expired at the end of the day, one minute after 11:59 p.m., Eastern Time, on Tuesday, September 27, 2016. The Depositary for the Offer has indicated that a total of 115,574,041 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 69.1% of the outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered for 17,659,861 Shares, representing approximately 10.6% of the outstanding Shares. The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery for which certificates were not yet delivered) satisfies the Minimum Condition, and all Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment by Purchaser. Purchaser will promptly pay for all such Shares in accordance with the terms of the Offer.

On September 28, 2016, Pfizer completed its acquisition of Medivation pursuant to the terms of the Merger Agreement. On that date, Purchaser merged with and into Medivation in accordance with Section 251(h) of the DGCL, with Medivation surviving as a wholly-owned subsidiary of Pfizer. Pursuant to the Merger Agreement, at the Effective Time, each Share outstanding immediately prior to the Effective Time (other than (i) treasury Shares held by Medivation and any Shares owned by Pfizer, Purchaser or any other direct or indirect wholly-owned subsidiary of Pfizer, which Shares have been canceled, and (ii) Shares held by any person who was entitled to and has properly demanded statutory appraisal of his or her Shares) was converted into the right to receive $81.50 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes (which is the same amount per Share paid in the Offer).

A copy of the press release issued by Pfizer on September 28, 2016 announcing the expiration and the successful completion of the Offer and the consummation of the Merger is attached hereto as Exhibit (a)(5)(B).

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(B) Press Release dated September 28, 2016.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2016

MONTREAL, INC.

By:	/s/ Douglas E. Giordano
Name:	Douglas E. Giordano
Title:	President and Treasurer

PFIZER INC.

By:	/s/ Douglas E. Giordano
Name:	Douglas E. Giordano
Title:	Senior Vice President, Worldwide Business Development

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 30, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on August 30, 2016.*

(a)(1)(G)	Press Release dated August 22, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 22, 2016).

(a)(1)(H)	Tweet from August 22, 2016 by Pfizer Inc. (@Pfizer) (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 22, 2016).

(a)(1)(I)	Tweet from August 22, 2016 by Pfizer Inc. (@Pfizer_news) (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 22, 2016).

(a)(1)(J)	Presentation for Investor/Analyst Conference Call, dated August 22, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 22, 2016).

(a)(1)(K)	Transcript of Investor/Analyst Conference Call, dated August 22, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 23, 2016).

(a)(1)(L)	Excerpt from Transcript of Remarks of Frank D’Amelio, EVP Business Operations, Chief Financial Officer of Pfizer Inc. at Morgan Stanley Global Healthcare Conference, held on September 13, 2016.*

(a)(5)(A)	Press Release, dated September 23, 2016.*

(a)(5)(B)	Press Release dated September 28, 2016.

(d)(1)	Agreement and Plan of Merger, dated as of August 20, 2016, by and among Pfizer Inc., Montreal, Inc. and Medivation, Inc. (incorporated by reference to Exhibit 2.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 22, 2016).

(d)(2)	Confidentiality Agreement, dated as of June 29, 2016, by and between Pfizer Inc. and Medivation, Inc.*

(g)	None.

(h)	None.

*	Previously filed.